Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On November 5, 2025, ONE Nuclear Energy LLC published the following press release on businesswire:

ONE Nuclear Energy Publishes Investor Webcast, Outlining its Strategic Vision for Large-Scale Clean Energy Development

WEST PALM BEACH, Fla.—(BUSINESS WIRE)—ONE Nuclear Energy LLC (“ONE Nuclear”), an independent developer of large-scale energy solutions powered by natural gas and advanced nuclear small modular reactor (SMR) technologies, today announced it has published a virtual investor webcast to discuss ONE Nuclear’s business strategy, growth drivers, macro tailwinds and its pending business combination with Hennessy Capital Investment Corp. VII to become a publicly traded company.

Featured on the virtual presentation are:

Richard Taylor, Chairman & CEO of ONE Nuclear

Kevin Dowd, COO and Co-Founder of ONE Nuclear

Daniel Hennessy, Chairman & CEO of Hennessy Capital Investment Corp. VII

Thomas Hennessy, President of Hennessy Capital Investment Corp. VII

The investor webcast and associated transcript can be accessed on the “Investor Center” page of ONE Nuclear’s website at https://www.onenuclearenergy.com/investors.

On October 23, 2025, ONE Nuclear and Hennessy Capital Investment Corp. VII (NASDAQ: HVII), announced they have entered into a definitive business combination agreement (“Business Combination”) that would result in ONE Nuclear becoming a public company and being listed on Nasdaq under the ticker symbol “ONEN”. The Business Combination is expected to be completed during the first half of 2026, subject to customary closing conditions.

About ONE Nuclear Energy

ONE Nuclear Energy is an independent developer of energy parks powered by natural gas and advanced nuclear SMR technology. ONE Nuclear focuses on creating scalable energy solutions through its natural gas and nuclear park development approach, which will enable efficient deployment of multiple SMR units to serve industrial and grid applications. ONE Nuclear is committed to advancing clean energy deployment through innovative nuclear technologies and strategic site development. For additional information, please visit www.onenuclearenergy.com.

About Hennessy Capital Investment Corp. VII

Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“HVII”) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities, with a focus on identifying and acquiring companies in the industrial technology and energy transition sectors. For additional information, please visit www.hennessycapital7.com.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding our expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and HVII’s current beliefs and assumptions. ONE Nuclear and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the definitive agreements related to the proposed business combination (the “Business Combination Agreement”) by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the proposed business combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the proposed business combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the proposed business combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or HVII related to the Business Combination Agreement or the proposed business combination; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affecting ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the proposed business combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s Annual Report on Form 10-K for the year ended December, 31, 2024, which was filed with the SEC on March 31, 2025, and other filings with the SEC, including the registration statement on Form S-4 to be filed by HVII in connection with the proposed business combination. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor ONE Nuclear presently know or that the HVII and ONE Nuclear currently believe are immaterial. ONE Nuclear and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HVII intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of HVII’s ordinary shares in connection with HVII’s solicitation of proxies for the vote by HVII’s shareholders with respect to the proposed business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the proposed business combination.

Participants in the Solicitation

HVII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s stockholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s annual report on Form 10-K filed with the SEC on March 31, 2025 and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully when they become available before making any voting or investment decisions.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors: Caldwell Bailey, ICR, Inc.

For Media: Matt Dallas, ICR, Inc.

onenuclear@icrinc.com